FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of September, 2006

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________



                                 SIGNATURES


 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                                    TDK Corporation
                                                    (Registrant)

   September 12, 2006
                                                  BY: /s/ Noboru Hara
                                                     Noboru Hara
                                                     General Manager
                                                     General Affairs Department
                                                     Administration Group





                                                     TDK  Corporation
                                                     1-13-1,Nihonbashi, Chuo-ku,
                                                     Tokyo, 103-8272 Japan
                                                     Tel:81-3-5201-7100
                                                     Fax:81-3-5201-7110

                                                     September 12, 2006


New York Stock Exchange
Securities Operations Department
20 Broad Street, 17th Floor
New York, N.Y. 10005
U.S.A.

                      TDK  CORPORATION (the "Company")
Notice of Record Date for Interim Dividend and Amount of Proposed Dividend

Dear Sirs: Pursuant to Section I, Paragraph 8 of the undertaking of the Company dated 1982, which was submitted to the New York Stock Exchange, Inc. ("NYSE") in connection with the listing of shares of Common Stock of the Company on NYSE, set forth below are the record date for the proposed payment of an interim dividend and the estimated amount of such dividend, subject to the approval of the Board of Directors of the Company at the board meeting to be held on October 30, 2006.

-   Record date:                                September 30, 2006 (Japan Time)

-   Estimated amount of proposed interim
    dividend subject to the above resolution:   Yen 50.00 per share of Common
                                                 Stock
- The amount of the proposed interim dividend set out above is an approximate estimate. Neither the Company nor any of the Directors make any warranty, representation or guarantee whatsoever that the above amount will, in fact, be declared at the aforesaid Board meeting. The Directors' complete discretion to recommend and declare such higher or lower amount as they think fit at the aforesaid Board meeting shall not be limited nor affected hereby in any respect.

-   Payment commencement date:                  December 4, 2006 (Japan Time)

                                                          Very truly yours,

                                                          TDK CORPORATION

                                                BY: /s/ Noboru Hara
                                                        Noboru Hara
                                                        General Manager
                                                        of General Affairs Dept.